December 22, 2011

VIA EDGAR

Mr. Kieran Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds
— My Destination 2055 Fund — GS4 Class
(File Nos. 333-53432 and 811-10263)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Brown:

The following are responses to the comments that we received from you by telephone on November 22, 2011 regarding Post-Effective Amendment No. 34 (“PEA 34”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant”) on behalf of My Destination 2055 Fund (“Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on October 12, 2011. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 34.

The changes to the Fund’s prospectus as described below are included in Post-Effective Amendment No. 35 to the Registrant’s Registration Statement, filed on December 20, 2011.

Prospectus

1.	Footnote 2 to the fee table on page 4 of the prospectus states, in pertinent part, “This contractual waiver may be terminated by the GuideStone Funds’ Board of Trustees. Please provide supplemental confirmation that the Fund’s board of Trustees has no present intent to terminate the contractual waiver in the next year.

The Registrant confirms supplementally that its Board of Trustees has no present intent to terminate the contractual waiver in the next year.

2.	On page 5 of the prospectus the Fund includes a table that provides information on the target and potential allocation ranges of the Fund’s investments. The table provides information based on both the Asset Class and the Select Funds in which the Fund will invest. Please revise the portion of the table that refers to the Select Funds to clarify which of the Select Funds fall within each of the asset classes.

Securities and Exchange Commission

December 22, 2011

The Registrant has modified the table on page 5 of the prospectus to clarify which Select Funds fall within each asset class.

3.	We note that the Fund will have significant initial exposure to the Value Equity Fund and the Growth Equity Fund. Please amend the disclosure on page 6 to include additional risk disclosure related to value investing and growth investing.

The Registrant has revised the disclosure on page 6 of the Prospectus to include the following disclosure:

•

There is a risk that value-oriented investments may not perform as well as the rest of the U.S. stock market as a whole. In the past, value stocks have tended to lag the overall stock market during rising markets and to outperform it during periods of flat or declining markets (although no guarantee may be made with respect to the future performance of value stocks and the stock market).

•

There is a risk that growth-oriented investments may not perform as well as the rest of the U.S. stock market as a whole. In the past, growth stocks have tended to outperform the overall stock market during rising markets and to lag during periods of flat or declining markets (although no guarantee may be made with respect to the future performance of growth stocks and the stock market).

Statement of Additional Information (“SAI”)

4.	Under “Investment Restrictions” beginning on page 35, the Fund’s second fundamental investment restriction states, in pertinent part, that the Fund may not “[p]urchase securities which would cause 25% or more of the value of the Fund’s total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry, except that this restriction does not apply to…municipal securities….” Please add a interpretation immediately following fundamental restrictions to the effect that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) will be counted by the Fund as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit. For example, an industrial revenue bond related to the building of a hospital will be treated as an investment in the health care industry.

We appreciate the staff’s views on this matter. Our research on this issue establishes, however, that such an interpretation is not required by the Investment Company Act of

Securities and Exchange Commission

December 22, 2011

1940 or the rules thereunder, or by the terms of Form N-1A itself. We have also researched the historical views of the staff on this matter, as reflected in former Guide 19 to Form N-1A, and as reflected in Investment Company Act Release IC-9785 (May 31, 1977). Neither of these documents state that a fund must subject industrial revenue bonds to the limits contained in that fund’s fundamental policy on industry concentration. Instead, each of these documents states that “if a company invests or may invest 25% or more of its assets in industrial revenue bonds, it should disclose this fact.”

We note that the nature of the Fund’s investment path, as reflected in the table on page 5 of the Prospectus, make it highly unlikely that the Fund will ever invest 25% or more of its assets in industrial revenue bonds, and the Fund has no present intention to do so. As a result, the Registrant believes that it is not necessary to provide additional disclosure as suggested by Guide 19 and Release IC-9785. In light of the forgoing, we respectfully decline the staff’s comment in this instance.

5.	Under “Investment Restrictions” beginning on page 35, the Fund’s third fundamental investment restriction, which is related to borrowing, states in pertinent part, that “b) the Fund may borrow up to an additional 5% of its total assets (not including the amount borrowed) for temporary or emergency purposes….” Section 18(g) of the Investment Company Act permits such 5% borrowings only for temporary purposes. Please add an interpretation immediately following the Fund’s fundamental restrictions that clarifies that the borrowings will be solely for temporary purposes and not for emergency purposes.

We appreciate the staff’s views on this matter. We believe, however, that the phrase “emergency” connotes a crisis of temporary duration, and as such any “emergency” borrowings would inherently be for a temporary basis. In addition, Registrant acknowledges its obligations under Section 18 of the 1940 Act, and notes that any emergency borrowings would have to comply with the requirements of that section. Finally, although a reference to “temporary or emergency” purposes may be somewhat tautological, the Registrant believes that the wording provides investors with a fuller sense that the Fund’s temporary borrowings, if any, could be made on an emergency or non-emergency basis. In light of the forgoing, we respectfully decline the staff’s comment in this instance.

*    *    *    *    *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Securities and Exchange Commission

December 22, 2011

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9220.

Sincerely,

/s/ Eric S. Purple

cc:	Melanie Childers GuideStone Capital Management

Donald Smith K&L Gates LLP